Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended
	March 31,	March 31,
	2008	2007
Income before Taxes & Cumulative Effect of Change	$25,939	$19,383
In Accounting Principle
Plus: Fixed Charges
Interest expense
Deposits	39,206	45,964
Other	35,224	41,713

Total	74,430	87,677
Rent Expense	1,097	880

Total Fixed Charges	75,527	88,557
Earnings	$101,466	$107,940
Ratio of Earnings to fixed charges
Including interest on deposits	1.34x	1.22x
Excluding interest on deposits	1.71x	1.46x
Dividend on P/S	—	—
Fixed Charges	75,527	88,557
Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.34x	1.22x
Excluding interest on deposits	1.71x	1.46x